April 18, 2008

Mr. Terence O’Brien

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                                               Comment letter dated April 10, 2008 regarding Janus Capital Group Inc. Form 10-K for the fiscal year ended December 31, 2007.

VIA EDGAR

Dear Mr. O’Brien:

I am writing in response to your letter dated April 10, 2008, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 001-15253) for Janus Capital Group Inc. (“Janus”).  For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

Janus acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings.  In addition, Janus acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis, page 15

2007 Compared to 2006, page 17

1.              In future filings please explain whether your purchase of the Stanfield securities was mandated by your agreements with the funds or other legal requirements and, if not, please provide a discussion of management’s considerations in deciding to purchase the securities.  Describe the process you use to make these decisions, the business, economic, operational and competitive factors considered, analyses performed, etc.  Clarify whether the Funds are required to dispose of a security that has been subsequently downgraded below the Funds’ minimum rating criteria.  Describe your exposure to other securities susceptible to downgrade to a rating below what is permitted to be held by a security in the Funds.  Discuss the framework/process you will use to make future decisions to purchase downgraded securities when not contractually or legally obligated to do so.  Clarify whether this issue is isolated to SIVs or whether there are other securities susceptible to downgrade.  Provide a robust discussion of the potential impact from the downgrade of any securities held by the Funds that is reasonably likely to have an effect on your financial condition, liquidity or operations, clarifying the scope and extent beyond what is provided in the disclosure on pages 21-22 and 43-44.  Discuss any known trends in market conditions, significant economic factors or other material underlying factors.  Refer to Item 303 of Regulation S-K, including the required disclosure in Item 303(a)(4) relating to off-balance sheet arrangements, as applicable, and Section 501.02 of the FRR Codification.  Please provide us with a sample of the disclosure you intend to provide in future filings.

Response:  In light of the Staff’s comments, we intend to clarify and expand future disclosures regarding the purchase of the Stanfield securities and any potential future financial support that Janus may provide to the Funds.  The following is an example of the disclosure to be provided in future filings, to the extent that it is applicable.

Item 7.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

Short-Term Liquidity and Capital Requirements

Money Market Funds Advised by the Company

Janus advises money market funds (the “Funds”) that attempt to provide current income and limit exposure to losses by investing in high-quality securities with short-term durations that present minimal credit risk.  Adverse events or circumstances related to individual securities or the market in which the securities trade may cause other-than-temporary declines in value.  In these situations, Janus may elect to support one or more of the Funds through a variety of means, including but not limited to, purchasing securities held by the Funds, reimbursing for any losses incurred or providing a letter of credit.  However, Janus is not contractually or legally obligated to provide support to the Funds.

Janus’ decision to provide support to the Funds is based on the facts and circumstances at the time a holding in the Funds becomes or is expected to become distressed.  A holding is considered distressed when there is significant doubt regarding the issuer’s ability to pay required amounts when due, often resulting in a decline in the securities’ credit ratings.  If a security falls below the minimum rating required by investment restrictions, the Funds must dispose of the investment unless the Funds’ board of trustees determines that such disposition is not in the best interests of the Funds.  In determining whether to take any action in response to a distressed condition or a downgrade affecting securities held by the Funds, Janus considers many factors, which may include the potential financial and reputational impact to the Funds and Janus, the regulatory and operational restrictions, the size of a holding, a security’s expected time to maturity and likelihood of payment at maturity, general market conditions, discussions with the Funds’ board of trustees and Janus’ board of directors, and Janus’ liquidity and financial condition.

Financial Support Provided to the Funds

On December 21, 2007, Moody’s Investors Service, Inc. (“Moody’s”) downgraded securities issued by Stanfield Victoria Funding LLC (“Stanfield securities”) to a rating below what is generally permitted to be held by the Funds.  The Funds held $105.0 million of Stanfield securities plus $3.5 million of accrued interest at the time of the downgrade.  In connection with this downgrade, Janus determined that it was in the best interests of the applicable Funds and their shareholders for Janus to purchase the Stanfield securities from the Funds at amortized cost plus accrued interest.

The Stanfield securities acquired by Janus represent medium-term notes issued by a structured investment vehicle (“SIV”).  A SIV is a fund that seeks to generate investment returns through yield curve arbitrage by purchasing high grade medium- and long-term fixed income instruments and funding those purchases by issuing low cost, short-term senior debt instruments such as asset-backed commercial paper and asset-backed medium term notes. In late 2007, widespread illiquidity in the commercial paper and capital markets prevented SIVs from accessing necessary funding for ongoing operations.  The securities issued by those SIVs that were unable to access necessary liquidity through banks or other large financial institutions were generally downgraded by rating agencies as a result of expected defaults on maturing securities.

In January 2008, the Stanfield securities were placed with an enforcement manager to be restructured or sold at the election of each senior note holder.  Janus elected to participate in the restructuring of the Stanfield securities.  In addition, the collateral agent, Deutsche Bank, filed an interpleader complaint due to conflicting positions of note holders that has effectively prevented the enforcement manager from making any cash payments and other distributions, or from restructuring the Stanfield securities, until the matter is resolved by the New York courts or is settled among the parties.  Janus management believes that the anticipated restructuring will likely result in extended maturities and/or a pro rata distribution of proceeds from the income and principal payments on the assets underlying the Stanfield securities.  Given the uncertainty of the restructuring at this time, Janus can not determine the potential impact that a restructuring will have on the value of the Stanfield securities.  Janus may recognize additional impairment charges on the Stanfield securities if the restructuring is unsuccessful or there is an other-than-temporary deterioration in the value of the underlying assets.

Subsequent to the purchase on December 21, 2007, Janus undertook a detailed analysis of the assets underlying the Stanfield securities, many of which do not have readily determinable fair values, and estimated a range of fair value by benchmarking those assets against instruments of a similar type with comparable yields, maturities and credit ratings for which fair market values were readily available. As a result of this analysis, Janus recognized an $18.2 million impairment charge in the fourth quarter 2007 (including $3.5 million of purchased accrued interest), reflecting the difference between the low end of the range of estimated fair value and the purchase price of the Stanfield securities.  Included in Janus’ estimate of fair value is the assumption that no interest income payable on the securities will be received.  Janus again assessed the fair value of the Stanfield securities as of March 31, 2008, and determined that no further impairment was necessary.  Janus’ total additional risk of loss with respect to the Stanfield securities is limited to the $90.3 million carrying value of its investment.

Securities Held by the Funds

Janus continuously evaluates the securities held by the Funds to determine if any holdings are distressed or may become distressed in the near future.  As of March 31, 2008, Janus does not believe that the Funds hold other securities that present a material risk of downgrade.  However, Janus continues to monitor the remaining $350 million of securities issued by bank-sponsored SIVs held by the Funds, representing approximately 2.9% of total money market assets under management at March 31, 2008. These SIV securities are scheduled to mature between May and August of 2008.  Bank-sponsored SIVs have access to various forms of liquidity through their sponsors or other large financial institutions, and are therefore considered to pose less risk to holders.  Nonetheless, if the markets relating to investments in SIVs and related underlying assets remain illiquid, securities issued by bank-sponsored SIVs could experience declines in market value.  Additionally, sponsors could be unable or unwilling to continue their sponsorship of these SIVs, which may cause a decline in the credit quality of bank-sponsored SIVs.  In such circumstances, Janus would consider whether taking any action, including, but not limited to, a potential election by Janus to provide further support to the Funds that could result in additional impairments and financial losses, would be appropriate.

We would also like to highlight to the Staff that, in addition to the disclosures referenced by the Staff, a risk factor disclosing the possibility that Janus may provide financial support to the Funds was provided on page 9 of our Form 10-K for the year ended December 31, 2007.   That risk factor clarifies that Janus is under no legal or contractual obligation to provide financial support to the Funds.  For this reason, we do not believe that an off-balance sheet arrangement exists as defined by Item 303(a)(4) of Regulation S-K.

2.              Based on your disclosure on page 18, it is not clear how much the decrease in realized gains related to the sale of seed capital investments was.  Please clarify.  Please also tell us and disclose in future filings what your seed capital investments constitute, how you account for them, and why they were sold.  You state that in the fourth quarter 2007, you evaluated your seed capital investments and determined that mutual funds and separate accounts in which you own a majority interest should be consolidated, with changes in market value reported in current period earnings, and as a result, you expect that future earnings will be impacted by fluctuations in the market value and amount of consolidated investments.  Please explain to us how an evaluation of your seed capital led you to this determination.  Clarify whether your previous accounting treatment was incorrect and, if so, how you have reflected this in your financial reporting.  Explain why these amounts are apparently not being treated consistently in the periods reported and why you believe this disparity is appropriate under the applicable accounting guidance.  Please ensure you disclose the earnings trends and events you observe due to such fluctuations at the earliest possible time in your interim reports, in accordance with Item 303(a)(3) of Regulation S-K and Sections 216, 501.02, and 501.12.b.3 of the Financial Reporting Codification.

Response:  We periodically add new investment strategies to our investment product offerings, referred to as seed accounts.  The seed amount generally represents the minimum capital necessary to accomplish the launch of a new investment strategy.

We redeem invested seed capital when third-party capital invested in the relevant product is sufficient to sustain the given investment strategy.  The redemption of seed capital varies greatly from period to period depending upon the success of existing seeded products and the number of new products launched.  For the year ended December 31, 2007, we recognized $5.3 million of gains from the redemption of seed capital investments compared with $11.7 million in 2006.

During the fourth quarter 2007, we evaluated our accounting for seed capital and concluded that investment products in which Janus owns a majority interest should be consolidated, consistent with Accounting Research Bulletin 51 Consolidated Financial Statements (“ARB 51”) as amended by Statement of Financial Accounting Standard No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets.

Upon consolidation of an investment product, EITF 85-12 Retention of Specialized Accounting for Investments in Consolidation requires that accounting applied by a consolidated entity be retained by the parent.  Investment companies recognize changes in market value of underlying securities currently in earnings.  Accordingly, we classify individual securities within consolidated investment products as trading under the guidance of Statement of Financial Accounting Standards No. 115 Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”).  Upon deconsolidation of an investment product, we account for seed investments as available-for-sale and recognize unrealized gains and losses in other comprehensive income.

Prior to the fourth quarter 2007, we accounted for all seed account investments as available-for-sale securities with unrealized gains and losses recorded as a component of other comprehensive income.  Of the $17.6 million of net unrealized gains reclassified from other comprehensive income in 2007, $12.0 million (pre-tax) related to the years 2001 through 2006.  The remaining $5.6 million (pre-tax) of net gains were generated in 2007.  Because approximately two-thirds of the net gains included in 2007 related to previous years, we assessed the impact to the current and prior years under Staff Accounting Bulletin (“SAB”) Topic 1M Materiality and SAB 108 Quantifying Misstatements.

We concluded that the impact was not quantitatively material to the current year in the aggregate or any individual previous year, and accordingly, reclassified the unrealized gains associated with seed capital investments into 2007 earnings.  The unrealized gains of $12.0 million ($7.4 million net of tax) that related to previous years represented approximately 4% of both 2007 net income and earnings per share from continuing operations.  The balance sheet impact of recording minority interest in consolidated investment products was negligible and reclassifying gains from other comprehensive income to earnings did not change the total equity balance.  In addition, we assessed the quantitative impact on a quarterly basis and concluded that the amounts were not material to the current quarter in the aggregate or individually to any prior quarter.

We further concluded that the impact was not qualitatively material for the following reasons: (i) it did not conceal a change in earnings trends in any period; (ii) it did not conceal a failure to meet analysts’ expectations; (iii) it did not offset a net loss; and (iv) it did not impact the amount of compensation paid to management.  Because we concluded that the impact was immaterial, the guidance provided by Statement of Financial Accounting Standard No. 154 Accounting Changes and Error Corrections was not required.

In future filings, we will enhance our disclosures regarding the nature, accounting for, and significant uncertainty that exists regarding future changes in the market value of our seed capital investments.   We would like to highlight to the Staff that we disclosed the amounts of securities classified as trading and available-for-sale on pages 27 and 43 of our Form 10-K for the year ended December 31, 2007.  Our future disclosures will be supplemented substantially as follows:

Item 8.     Financial Statements and Supplementary Data

Footnote

Janus periodically adds new investment strategies to its investment product offerings by seeding investment products.  Seeded investment products are initially consolidated and the individual securities within the portfolio are accounted for as trading securities.  Janus will continue consolidating seeded investment products as long as it holds a controlling interest, defined as greater than 50% ownership.  Upon deconsolidation, Janus accounts for its investments as available-for-sale securities.

Investments in seed capital have been classified as follows:

Trading Securities

At March 31, 2008, seed capital investments classified as trading totaled $96.7 million.  Trading securities are carried in Janus’ consolidated financial statements at fair market value, with changes in value recognized as gains and losses currently in earnings.

Available-for-Sale Securities

At March 31, 2008, seed capital investments classified as available-for-sale totaled $15.9 million.  Available-for-sale securities are carried in Janus’ consolidated financial statements at fair market value, with changes in value recognized as gains and losses in other comprehensive income.  Accumulated gains and losses are reclassified to earnings when the securities are sold.

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Please contact Rob Blakley at 303-394-7881 or me at 303-336-7881 with any further questions or comments.

Sincerely,

/s/ Gregory A. Frost
Gregory A. Frost
Executive Vice President and Chief Financial Officer